KIRKLAND LAKE ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario – May 5, 2017 - Kirkland Lake Gold Ltd. (“ Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) reports that at the annual and special meeting of shareholders held on May 4, 2017, all resolutions proposed to shareholders were duly passed.

Based on proxies received, 148,173,006 common shares of the Company, representing 71.85% of the Company’s issued and outstanding common shares as at the record date were voted, and the following individuals were elected as directors of the Company until the next annual meeting of shareholders. The results are set out below:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	136,540,176	99.721%	381,793	0.279%
Arnold Klassen	136,542,306	99.723%	379,663	0.277%
Pamela Klessig	136,752,322	99.876%	169,647	0.124%
Anthony Makuch	135,496,463	98.959%	1,425,506	1.041%
Barry Olson	136,780,006	99.896%	142,363	0.104%
Jeffrey Parr	136,299,294	99.545%	623,075	0.455%
Eric Sprott	136,667,551	99.814%	254,818	0.186%
Raymond Threlkeld	134,885,129	98.512%	2,037,240	1.488%

In addition: (i) the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed was fixed at eight, in accordance with the articles and by-laws of the Company; (ii) KPMG LLP, Chartered Accountants were appointed as the Company’s auditors for the ensuring year; and (iii) the Long Term Incentive Plan, Deferred Share Unit Plan and amendments to the Company’s Stock Option Plan were all passed by a majority of shareholders. For detailed voting results on each resolution, please refer to the Company’s Report of Voting Results filed on SEDAR at www.sedar.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 530,000 to 570,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the Company’s website at www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com